UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Evans Bancorp, Inc.
(Name of Issuer)

Common Stock, par value $0.50 per share
(Title of Class of Securities)

29911Q208
(CUSIP Number)

Sandler O'Neill Asset Management, LLC Attn: Mr. Terry Maltese 150 East 52nd Street 30th Floor New York, NY 10022 (212) 486-7300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 8, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29911Q208

1.	Name of Reporting Person
S.S. or I.R.S. Identification No. of above person

Sandler O'Neill Asset Management, LLC

2.	Check the Appropriate Box if a Member of a Group*	(a)	☐
(b)	☐

3.	SEC Use Only

4.	Source of Funds*

00

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizen or Place of Organization

New York

7.	Sole Voting Power

0

NUMBER OF	8.	Shared Voting Power
SHARES
BENEFICIALLY	288,300
OWNED BY
EACH	9.	Sole Dispositive Power
REPORTING
PERSON	0
WITH
10.	Shared Dispositive Power

288,300

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

288,300

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11)

6.97%

14.	Type of Reporting Person*

00

CUSIP No. 29911Q208

1.	Name of Reporting Person
S.S. or I.R.S. Identification No. of above person

SOAM Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group*	(a)	☐
(b)	☐

3.	SEC Use Only

4.	Source of Funds*

00

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizen or Place of Organization

Delaware

7.	Sole Voting Power

0

NUMBER OF	8.	Shared Voting Power
SHARES
BENEFICIALLY	235,600
OWNED BY
EACH	9.	Sole Dispositive Power
REPORTING
PERSON	0
WITH
10.	Shared Dispositive Power

235,600

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

235,600

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11)

5.69%

14.	Type of Reporting Person*

00

CUSIP No. 29911Q208

1.	Name of Reporting Person
S.S. or I.R.S. Identification No. of above person

Malta Hedge Fund II, LP

2.	Check the Appropriate Box if a Member of a Group*	(a)	☐
(b)	☐

3.	SEC Use Only

4.	Source of Funds*

WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizen or Place of Organization

Delaware

7.	Sole Voting Power

0

NUMBER OF	8.	Shared Voting Power
SHARES
BENEFICIALLY	209,200
OWNED BY
EACH	9.	Sole Dispositive Power
REPORTING
PERSON	0
WITH
10.	Shared Dispositive Power

209,200

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

209,200

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11)

5.05%

14.	Type of Reporting Person*

PN

CUSIP No.29911Q208

1.	Name of Reporting Person
S.S. or I.R.S. Identification No. of above person

Terry Maltese

2.	Check the Appropriate Box if a Member of a Group*	(a)	☐
(b)	☐

3.	SEC Use Only

4.	Source of Funds*

00

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizen or Place of Organization

United States of America

7.	Sole Voting Power

0

NUMBER OF	8.	Shared Voting Power
SHARES
BENEFICIALLY	288,300
OWNED BY
EACH	9.	Sole Dispositive Power
REPORTING
PERSON	0
WITH
10.	Shared Dispositive Power

288,300

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

288,300

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11)

6.97%

14.	Type of Reporting Person*

IN

Item 1.    Security and Issuer.

The class of equity security to which this statement relates is the Common Stock, par value $0.50 per share (the "Shares"), of Evans Bancorp, Inc., a company incorporated in New York (the "Issuer").  The address of the principal executive offices of the Issuer is 1 Grimsby Drive, Hamburg, NY 14075.

Item 2.    Identity and Background.

(a), (f)    The persons filing this statement are Sandler O'Neill Asset Management, LLC, a New York limited liability company ("SOAM"), SOAM Holdings, LLC, a Delaware limited liability company ("Holdings"), Malta Hedge Fund II, L.P., a Delaware limited partnership ("MHFII"), and Terry Maltese, a citizen of the United States of America ("Mr. Maltese" and, together with SOAM, Holdings and MHFII, the "Reporting Persons").

(b)    The address of the principal business and principal office of SOAM, Holdings, MHFII and Mr. Maltese is 150 East 52nd Street, 30th Floor, New York, NY 10022.

 (b), (c)                          The principal occupation of Mr. Maltese is serving as Managing Member of SOAM and Holdings.

SOAM provides administrative and investment management services to its private fund clients.  Holdings serves as the sole general partner of certain of SOAM's investment advisory clients.

None of the Reporting Persons have, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.    Source and Amount of Funds.

The funds for the purchase of the 288,300 Shares beneficially owned by SOAM came from the working capital of certain private investment funds that SOAM manages.  No borrowed funds were used to purchase such Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business. The net investment cost (including commissions, if any) of the Shares beneficially owned by SOAM was $4,004,510.

The funds for the purchase of the 235,600 Shares beneficially owned by Holdings came from the working capital of certain private investment funds for which it serves as the sole general partner.  No borrowed funds were used to purchase such Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business. The net investment costs (including commissions, if any) of the Shares beneficially owned by Holdings was $3,243,902.

The funds for the purchase of the 209,200 Shares beneficially owned by MHFII came from its working capital.  No borrowed funds were used to purchase such Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.  The net investment costs (including commissions, if any) of the Shares beneficially owned by MHFII was $2,924,973.

The funds for the purchase of the 288,300 Shares beneficially owned by Mr. Maltese as a result of Mr. Maltese being a control person of SOAM and Holdings came from the working capital of certain private investment funds for which SOAM manages, and certain private investment funds for which Holdings serves as the general partner.  No borrowed funds were used to purchase such Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.  The net investment cost (including commissions, if any) of the Shares beneficially owned by Mr. Maltese was $4,004,510.

Item 4.    Purpose of Transaction.

The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes.  As such, in the ordinary course of their business, the Reporting Persons will continuously evaluate the financial condition, results of operations, business and prospects of the Issuer, the securities markets in general and the market for the Shares in particular, conditions in the economy and the financial institutions industry generally and other investment opportunities, all with a view to determining whether to hold, decrease or increase its investment in the Shares, through open market, privately negotiated or any other transactions.  In the ordinary course of evaluating its investment, representatives of the Reporting Persons may from time to time seek to (or be invited to) discuss the business and policies of the Issuer with the management of the Issuer.

Except as otherwise set forth herein, none of the Reporting Persons has any present plans or proposals as of the date hereof which would relate to, or result in, the matters set forth in subparagraphs (a) -- (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own.

Item 5.    Interest in Securities of the Issuer.

(a)-(d)
As of the date hereof, SOAM may be deemed to be the beneficial owner of the 288,300 Shares, constituting 6.97% of the Shares, based upon 4,138,862 Shares outstanding.  SOAM has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 288,300 Shares.  SOAM has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 288,300 Shares.

As of the date hereof, Holdings may be deemed to be the beneficial owner of 235,600 Shares, constituting 5.69% of the Shares, based upon 4,138,862 Shares outstanding.  Holdings has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 235,600 Shares.  Holdings has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 235,600 Shares.

As of the date hereof, MHFII may be deemed to be the beneficial owner of 209,200 Shares, constituting 5.05% of the Shares, based upon 4,138,862 Shares outstanding.  MHFII has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 209,200 Shares.  MHFII has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 209,200 Shares.

As of the date hereof, Mr. Maltese may be deemed to be the beneficial owner of 288,300 Shares, constituting 6.97% of the Shares, based upon 4,138,862 Shares outstanding.  Mr. Maltese has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 288,300 Shares.  Mr. Maltese has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 288,300 Shares.

The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit B.

(e)	N/A

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

Item 7.    Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement
Exhibit B: Schedule of Transactions in Shares by the Reporting Persons

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 17, 2014
(Date)

Sandler O'Neill Asset Management, LLC

By:	/s/ Terry Maltese
Name:	Terry Maltese
Title:	Managing Member

SOAM Holdings, LLC

By:	/s/ Terry Maltese
Name:	Terry Maltese
Title:	Managing Member

Malta Hedge Fund II, L.P.

By:	/s/ Terry Maltese
Name:	Terry Maltese
Title:	Managing Member of the General Partner

Terry Maltese

By:	/s/ Terry Maltese

*  Each Reporting Person specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT A

AGREEMENT

The undersigned agree that this Amendment No. 4 to Schedule 13D, dated September 17, 2014, relating to the Common Stock, par value $0.50 per share of Evans Bancorp, Inc. shall be filed on behalf of the undersigned.

September 17, 2014
(Date)

Sandler O'Neill Asset Management, LLC

By:	/s/ Terry Maltese
Name:	Terry Maltese
Title:	Managing Member

SOAM Holdings, LLC

By:	/s/ Terry Maltese
Name:	Terry Maltese
Title:	Managing Member

Malta Hedge Fund II, L.P.

By:	/s/ Terry Maltese
Name:	Terry Maltese
Title:	Managing Member of the General Partner

Terry Maltese

By:	/s/ Terry Maltese

Exhibit B

SCHEDULE OF TRANSACTIONS IN SHARES BY THE REPORTING PERSONS

Schedule of Transactions in the Shares by SOAM on behalf of private funds for which SOAM or an affiliate of SOAM acts as an investment adviser

Date of Transaction	Title of Class	Number of Shares Acquired	Number of Shares Disposed	Price Per Share

8/11/14	Common Stock	100	N/A	$23.2100
8/14/14	Common Stock	100	N/A	$23.2007
8/29/14	Common Stock	250	N/A	$23.3000
9/5/14	Common Stock	7,600	N/A	$23.0500
9/8/14	Common Stock	21,600	N/A	$23.0500

SK 27061 0003 6102215